4/16

08002041

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Erciyas Biracilik Ve Malt

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 23 2008
THOMSON FINANCIAL

FILE NO. 82- 04444

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/22/08

082-04144

RECEIVED
2008 APR 16 A 10:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Convenience Translation of the Report and Financial Statements Originally Issued in Turkish

Erciyas ~~Anadolu Efes~~ Biracılık ve Malt Sanayii Anonim Şirketi

Consolidated Financial Statements As of December 31, 2007 Together With Report of Independent Auditors

12-31-07
AR/S

ERNST & YOUNG

Güney Bağımsız Denetim ve S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

(Convenience Translation of Independent Auditors Report Originally Issued in Turkish)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

We have audited the accompanying financial statements of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi ("the Company"), its subsidiaries and joint ventures (collectively referred to as "the Group") which comprise the consolidated balance sheet as at December 31, 2007, consolidated income statement for the year then ended, consolidated statement of changes in equity and consolidated cash flow statement, a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Financial reporting standards issued by the Capital Market Board. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards issued by the Capital Market Board. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2007, and its financial performance and its cash flows for the year then ended in accordance with financial reporting standards (Note 2) issued by Capital Market Board.

Additional paragraph for convenience translation to English :

The accounting principles described in Note 2 (defined as CMB Financial Reporting Standards) to the accompanying financial statements differ from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and accounting principles generally accepted in other countries in which the accompanying financial statements are to be distributed. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with IFRS and with the accounting principles generally accepted in such other countries.

Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ertan Ayhan, SMMM
Partner

March 28, 2008
Istanbul, Turkey

Convenience Translation of Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

Consolidated Financial Statements as of December 31, 2007

TABLE OF CONTENTS

Convenience Translation of Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED BALANCE SHEET
As at December 31, 2007
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	2007	Audited 2006
ASSETS			
Current Assets		**1.173.973**	1.211.985
Cash and Cash Equivalents	4	**303.367**	392.674
Available for Sale Securities (net)	5	**4.145**	43.989
Trade Receivables (net)	7	**344.861**	349.679
Lease Receivables (net)		-	-
Due from Related Parties (net)	9	**9.384**	2.188
Other Receivables (net)	10	**72.580**	82.406
Biological Assets (net)		-	-
Inventories (net)	12	**391.977**	304.497
Receivables from Continuing Construction Contracts (net)		-	-
Deferred Tax Assets		-	-
Other Current Assets	15	**47.659**	36.552
Non-Current Assets		**2.720.494**	2.749.162
Trade Receivables (net)		-	-
Lease Receivables (net)		-	-
Due from Related Parties (net)		-	-
Other Receivables (net)	10	**8.629**	6.858
Investments (net)	16	**45.460**	7.193
Positive/Negative Goodwill (net)	17	**815.806**	900.767
Investment Property (net)		-	-
Property, Plant and Equipment (net)	19	**1.587.403**	1.534.786
Intangible Assets (net)	20	**228.578**	268.895
Deferred Tax Assets	14	**16.755**	19.291
Other Non-Current Assets	15	**17.863**	11.372
Total Assets		**3.894.467**	3.961.147

The accompanying notes form an integral part of these consolidated financial statements.

Convenience Translation of Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED BALANCE SHEET

As at December 31, 2007

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

		Audited	
	Notes	**2007**	2006
LIABILITIES			
Current Liabilities		**990.667**	905.071
Short-term Borrowings (net)	6	**305.740**	300.954
Current Portion of Long-term Borrowings (net)	6	**150.111**	169.512
Lease Obligations (net)	6, 8	**294**	270
Other Financial Liabilities (net)		-	-
Trade Payables (net)	7	**165.869**	134.798
Due to Related Parties (net)	9	**20.581**	28.029
Advances Received	21	**1.612**	1.428
Deferred Income from Continuing Construction Contracts (net)		-	-
Provisions	23	**20.096**	10.731
Deferred Tax Liability		-	-
Other Liabilities (net)	10	**326.364**	259.349
Non-Current Liabilities		**764.832**	1.041.340
Long-term Borrowings (net)	6	**601.969**	742.437
Lease Obligations (net)	6, 8	**296**	325
Other Financial Liabilities (net)		-	-
Trade Payables (net)		-	-
Due to Related Parties (net)		-	-
Advances Received		-	-
Provisions	23	**37.750**	31.480
Deferred Tax Liability	14	**34.188**	38.124
Other Liabilities (net)	15	**90.629**	228.974
MINORITY INTEREST	24	**317.415**	341.128
EQUITY		**1.821.553**	1.673.608
Issued Capital	25	**450.000**	112.877
Treasury Shares		-	-
Capital Reserves	26	**164.371**	413.674
Share Premium		-	-
Income on Common Stock Disposals		-	-
Revaluation Fund		-	-
Financial Assets Value Increment Fund		-	-
Adjustment to Issued Capital		**164.371**	413.674
Profit Reserves		**91.046**	119.552
Legal Reserves	27	**60.419**	50.190
Statutory Reserves		-	-
Extraordinary Reserves	27	**159.353**	80.241
Special Reserves	27	**26.293**	26.404
Gain on Sale of Participation and Property, Plant and Equipment to be Transferred to the Issued Capital		-	-
Currency Translation Differences		**(155.019)**	(37.283)
Net Income		**374.482**	269.020
Accumulated Profits		**741.654**	758.485
Total Equity and Liabilities		**3.894.467**	3.961.147

The accompanying notes form an integral part of these consolidated financial statements.

Convenience Translation of Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2007

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Audited 2007	2006
OPERATING REVENUE			
Sales (net)	33, 36	**3.030.359**	2.594.045
Cost of Sales (-)	36	**(1.495.629)**	(1.344.440)
Service Income (net)		-	-
Other Income From Operations (net)		-	-
GROSS OPERATING PROFIT		**1.534.730**	1.249.605
Operating Expenses (-)	37	**(1.018.974)**	(854.219)
PROFIT FROM OPERATIONS		**515.756**	395.386
Other Income	38	**101.195**	103.364
Other Expense (-)	38	**(98.205)**	(59.397)
Financial Expense (-)	39	**(17.294)**	(98.033)
OPERATING INCOME		**501.452**	341.320
Monetary Gain / (Loss)	40	-	-
Minority Interest	24	**(15.569)**	(12.059)
INCOME BEFORE TAX		**485.883**	329.261
Income Taxes	41	**(111.401)**	(60.241)
NET INCOME		**374.482**	269.020
EARNINGS PER SHARE (FULL YTL)	42	**0,00083**	0,00060

The accompanying notes form an integral part of these consolidated financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended December 31, 2007
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Issued Capital	Adjustment To Equity	Legal and Extraordinary Reserves	Special Reserves	Currency Translation Differences	Net Income	Accumulated Profits	Total Equity
Balance at December 31, 2005	**112.877**	**413.674**	**68.025**	**(6.925)**	**(116.091)**	**290.590**	**622.784**	**1.384.934**
Transfer of net income to the accumulated profits	-	-	62.406	-	-	(185.663)	123.257	-
Dividend paid	-	-	-	-	-	(104.927)	-	(104.927)
Currency translation differences	-	-	-	-	87.027	-	-	87.027
Gain recognized in income statement due to sale of joint venture	-	-	-	-	(8.219)	-	-	(8.219)
Securities value increase fund	-	-	-	3.714	-	-	-	3.714
Reserve for shares of associates	-	-	-	29.615	-	-	-	29.615
Gain on sale of shares of joint venture	-	-	-	-	-	-	12.444	12.444
Net income for the year	-	-	-	-	-	269.020	-	269.020
Balance at December 31, 2006	**112.877**	**413.674**	**130.431**	**26.404**	**(37.283)**	**269.020**	**758.485**	**1.673.608**
Transfer of net income to the accumulated profits	-	-	90.132	-	-	(161.089)	70.957	-
Dividend paid	-	-	-	-	-	(107.931)	-	(107.931)
Transfer	-	(4.210)	(791)	759	-	-	4.242	-
Capital increase	337.123	(245.093)	-	-	-	-	(92.030)	-
Currency translation differences	-	-	-	-	(117.736)	-	-	(117.736)
Securities value increase fund	-	-	-	(870)	-	-	-	(870)
Net income for the year	-	-	-	-	-	374.482	-	374.482
Balance at December 31, 2007	**450.000**	**164.371**	**219.772**	**26.293**	**(155.019)**	**374.482**	**741.654**	**1.821.553**

The accompanying notes form an integral part of these consolidated financial statements.

Convenience Translation of Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2007

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Audited 2007	2006
Cash flows from operating activities			
Net profit before income tax and minority interest		501.452	341.320
Adjustments for:			
Depreciation and amortization expenses	19, 20	204.536	186.812
(Gain) / loss on sale of property, plant and equipment, net	38	(751)	(3.387)
(Impairment reversal) / impairment on property, plant and equipment,net	19, 38	(2.641)	1.533
Provision for retirement pay liability	23, 33	6.172	4.230
Actuarial gain arising from retirement pay liability	23, 38	-	(6.228)
Provision for vacation pay liability	33	3.704	2.694
Foreign exchange (gain) / loss raised from loans, net	39	(87.141)	13.386
Interest expense	39, 44	85.935	79.132
Interest income	38, 44	(33.966)	(29.900)
Syndication loan expense		1.614	557
Loss from derivative financial instruments	39	8.617	1.575
(Income) / loss from associates, net	16, 38	331	119
Gain on sale of joint venture	38	-	(2.671)
Gain arising from change in rate of joint venture, net	38	-	(10.739)
Negative goodwill	38	-	(394)
Goodwill impairment loss	17, 38	927	-
Gain on sale of soft-drink trademarks	38	(5.211)	-
Other (income) / expense, net		4	(77)
Operating profit before changes in operating assets and liabilities		683.582	577.962
Change in trade receivables, net		4.890	(48.148)
Change in due from related parties, net		(7.158)	(12.708)
Change in inventories, net		(87.417)	(65.395)
Change in other assets, other liabilities and provisions, net		(20.601)	32.366
Change in trade payables, net		30.906	30.457
Change in due to related parties, net		(8.036)	9.577
Vacation and retirement pay liability paid		(3.535)	(2.172)
Taxes paid		(112.889)	(82.414)
Net cash provided by operating activities		479.742	439.525
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets	19, 20, 33	(385.972)	(361.110)
Proceeds from sale of property, plant and equipment and intangible assets		15.265	10.688
Acquisition of associates, subsidiaries and joint ventures, net of cash acquired	32	(3.841)	(657.957)
Proceeds from sale and liquidation of investment in securities		-	218
Proceed from sale of shares of associates		-	45.170
Proceed from sale of shares of joint venture	32	-	39.704
Proceed from sale of soft-drink trademarks	38	5.211	-
Cash payment for acquired shares		(47.053)	-
Net cash used in investing activities		(416.390)	(923.287)
Cash flows from financing activities			
Dividends paid	42	(107.931)	(104.927)
Dividends paid to minority shareholders	24	(525)	(864)
Capital increase by minority shareholders		-	129.780
Proceeds from short-term and long-term debt		754.333	1.914.738
Repayment of short-term and long-term debt		(717.972)	(1.349.629)
Interest paid		(97.064)	(65.075)
Interest received		31.004	29.600
Derivative financial instruments expense paid		(8.617)	-
Net cash provided by / (used in) financing activities		(146.772)	553.623
Net increase / (decrease) in cash and cash equivalents		(83.420)	69.861
Currency translation differences on cash and cash transactions		(8.553)	(26.101)
Cash and cash equivalents at the beginning of the period		391.808	348.048
Cash and cash equivalents at the end of the period	4	299.835	391.808

The accompanying notes form an integral part of these consolidated financial statements.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES

General

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish corporation, Anadolu Efes, the Company) was established in İstanbul in 1966. Certain shares of Anadolu Efes are listed on the İstanbul Stock Exchange (ISE).

The registered office address of the Company is located at Bahçelievler Mahallesi Adnan Kahveci Bulvarı No: 5 Bahçelievler - İstanbul.

The Group consists of the Company, its subsidiaries and joint ventures. The average number of personnel employed in the Group is 11.234 (2006 – 10.971).

The consolidated financial statements of the Group are approved by the Chief Financial Officer and Finance Director as to be presented on March 28, 2008. General Assembly and specified regulatory bodies have the right to make amendments on statutory financial statements after presentation.

Nature of Activities of the Group

The operations of the Group consist of production, bottling, distribution and selling of beer under a number of trademarks and production, bottling, distribution and selling of soft drinks under Coca-Cola trademark. The Group owns and operates fifteen beer factories (five in Turkey and ten in other countries), five malt production facilities (two in Turkey, three in Russia), ten Coca-Cola bottling plants (five in Turkey and five in other countries) and one natural spring water bottling plant (in Turkey). The Group has a joint control over Coca-Cola İçecek A.Ş. (CCİ), which undertakes the bottling and distribution facilities of the Coca-Cola Products in Turkey, Central Asia and Middle East.

In addition, the Group has also minority stake over a Coca-Cola bottling company in Turkmenistan, namely Turkmenistan Coca-Cola Bottlers Ltd. (Turkmenistan CC) and a malt production company in Russia.

List of Shareholders

As of December 31, 2007 and 2006, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	2007		2006	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş.	**139.082**	**30,91**	34.887	30,91
Özilhan Sınai Yatırım A.Ş.	**78.746**	**17,50**	19.720	17,47
Anadolu Endüstri Holding A.Ş. (AEH)	**35.292**	**7,84**	8.853	7,84
Publicly traded and other	**196.880**	**43,75**	49.417	43,78
	450.000	**100,00**	112.877	100,00

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES (continued)

List of Subsidiaries

The subsidiaries included in the consolidation and their effective shareholding rates at December 31, 2007 and 2006 are as follows:

Subsidiary	Country	Principal Activity	Segment	Effective Shareholding and Voting Rights %	
				2007	2006
Efes Breweries International N.V. (EBI) (1)	The Netherlands	Facilitating investments in breweries	Beer	70,22	70,22
ZAO Moscow-Efes Brewery (Efes Moscow)	Russia	Production and marketing of beer	Beer	63,79	63,79
OAO Amstar (Amstar)	Russia	Production of beer	Beer	63,79	63,79
Rostov Beverages C.J.S.C. (Efes Rostov)	Russia	Production of beer	Beer	63,79	63,79
OOO Stary Melnik (Stary Melnik)	Russia	Service sector	Beer	63,79	63,79
ZAO Efes Entertainment (Efes Entertainment)	Russia	Service sector	Beer	64,76	64,76
OAO Krasny Vostok Solodovpivo (KV Group) (2)	Russia	Production and marketing of beer	Beer	65,20	65,20
ZAO Siberian Brewery Company (2)	Russia	Production of beer	Beer	68,48	68,48
OOO Vostok Solod (2)	Russia	Production of malt	Beer	65,20	65,20
OOO KV-Invest (2)	*Russia*	*Finance*	Beer	*65,20*	*65,20*
OOO T'sentralny Torgovy Dom (2)	Russia	Sales company	Beer	65,20	65,20
ZAO Moskovskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
ZAO Samarskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
ZAO Saratovskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
ZAO Ufimskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Barnaulskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Volgogradskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Voronezhskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Ekaterinburgskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Kemerovskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Krasnodarskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Krasnoyarskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Kurskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Nizhegorodskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Nizhnekamskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Novosibirskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Omskii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Permskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Sankt-Peterburgskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Tomskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Chelyabinskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
J.S.C. Efes Karaganda Brewery (Efes Karaganda)	Kazakhstan	Production and marketing of beer	Beer	70,22	70,22
Efes Vitanta Moldova Brewery S.A. (EfesVitanta)	Moldova	Production and marketing of beer, soft drinks, low alcoholic drinks and mineral water	Beer	67,76	67,76
Efes Weifert Brewery d.o.o. (Efes Weifert)	Serbia	Production and marketing of beer	Beer	68,26	63,87
Efes Zajecar Brewery d.o.o. (Efes Zajecar)	Serbia	Production and marketing of beer	Beer	51,23	51,23
Efes Commerce d.o.o. Belgrade (Efes Commerce)	Serbia	Production and marketing of beverages	Beer	70,22	70,22
Efes Romania Industrie Si Comert S.A. (ERIC)	Romania	Distribution of beer	Beer	70,23	70,23
Efes Productie S.R.L. (Efes Productie)	Romania	Distribution of beer	Beer	79,18	79,18
Brewery Pivdenna C.J.S.C. (Efes Ukraine)	Ukraine	Production and marketing of beer	Beer	70,22	70,22
Euro-Asian Brauerein Holding GmbH (Euro-Asian)	Germany	Investment company of EBI	Beer	70,22	70,22
Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Ef-Pa)	Turkey	Marketing and distribution company of the Group in Turkey	Beer	100,00	100,00
Tarbes Tarım Ürünleri ve Besicilik Sanayi Ticaret A.Ş. (Tarbes)	Turkey	Providing hops (major ingredient of beer) to the breweries of the Group	Beer	99,75	99,75
Anadolu Efes Dış Ticaret A.Ş. (Aefes Dış Ticaret)	Turkey	Foreign trade	Beer	99,62	99,62
Cypex Co. Ltd. (Cypex)	Turkish Republic of Northern Cyprus	Marketing and distribution of beer	Beer	99,99	99,99
Anadolu Efes Technical and Management Consultancy N.V. (AETMC)	Antilles, The Netherlands	Providing technical assistance	Beer	99,75	99,75
Efes Holland Technical Management Consultancy B.V. (EHTMC)	The Netherlands	Providing technical assistance	Beer	99,75	99,75

(1) Shares of EBI are currently traded on the London Stock Exchange.

(2) These companies have been acquired in February 2006 as "KV Group" by EBI and included in the scope of consolidation by then (Note 32).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES (continued)

List of Joint Ventures

The joint ventures included in the consolidation and their effective shareholding rates at December 31, 2007 and 2006 are as follows:

Joint Venture	Country	Principal Activity	Segment	Effective Shareholding and Voting Rights % 2007	2006
Coca-Cola İçecek A.Ş. (1)	Turkey	Production, bottling, of Coca-Cola products	Soft Drink	50,26	50,26
Coca-Cola Satış Dağıtım A.Ş. (CCSD)	Turkey	Distribution and selling of Coca-Cola products	Soft Drink	50,25	50,25
Mahmudiye Kaynak Suyu Ltd. Şti. (Mahmudiye)	Turkey	Filling and selling of natural spring water	Soft Drink	50,25	50,25
J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership (Almaty CC)	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	Soft Drink	44,03	43,97
Tonus Closed Joint Stock Company (Tonus)	Kazakhstan	Investment company of CCİ	Soft Drink	47,33	46,31
Azerbaijan Coca-Cola Bottlers LLC (Azerbaijan CC)	Azerbaijan	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	45,18	45,18
Coca-Cola Bishkek Bottlers Closed Joint Stock Company (Bishkek CC)	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	Soft Drink	45,23	45,23
CCI International Holland B.V. (CCI Holland) (2)	The Netherlands	Investment company of CCİ	Soft Drink	50,26	50,26
The Coca-Cola Bottling Company of Iraq FZCO (JV Dubai)	United Arabic Emirates	Investment company of CCİ	Soft Drink	25,13	25,13
CC Beverage Limited (3)	Iraq	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	15,08	-
The Coca-Cola Bottling Company of Jordan Ltd. (Jordan CC)	Jordan	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	45,23	45,23
Syrian Soft Drink Sales and Distribution L.L.C. (Syrian SD) (4)	Syria	Distribution and selling of Coca-Cola products	Soft Drink	25,13	-
Efes Sınai Dış Ticaret A.Ş. (EST)	Turkey	Foreign trade	Soft Drink	50,50	50,50

(1) Shares of CCİ are currently traded on ISE.
(2) According to the Board of Directors' meeting of CCİ held on July 17, 2007, CCİ has decided to change the trade name of "Efes Invest Holland B.V. (Efes Holland)" as "CCI International Holland B.V. (CCI Holland)" and the new trade name was registered on August 31, 2007.
(3) CC Beverage Limited has been established in February 6, 2007 in Iraq which is joint venture of CCİ where CCİ's effective shareholding rate is 30%.
(4) 50% of shares has been acquired by CCI Holland, subsidiary of CCİ, on April 25, 2007 (Note 32).

Environments and Economic Conditions of Foreign Subsidiaries and Joint Ventures

Certain countries, in which consolidated subsidiaries and joint ventures are operating, have undergone substantial, political and economical changes in recent years. Accordingly such markets do not possess well-developed business infrastructures and the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' and joint ventures' ability to operate commercially.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

Basis of Preparation of Financial Statements

The consolidated financial statements of the Group have been prepared in accordance with accounting and reporting standards as prescribed by Turkish Capital Market Board (CMB). The CMB has issued Communiqué No. XI-25 "Communiqué on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communiqué, the CMB stated that, as an alternative, application of accounting standards prescribed by the International Accounting Standards Board (IASB) and the International Accounting Standards Committee (IASC) will also be considered to be compliant with the CMB Accounting Standards.

Since the CMB has declared with the decision taken on March 17, 2005 that application of inflation accounting is no longer required for companies operating in Turkey which are reporting in accordance with CMB Accounting Standards effective from January 1, 2005, consolidated financial statements are lastly restated as of December 31, 2004.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

The consolidated financial statements have been prepared under the alternative application defined by the CMB as explained above and are presented using the compulsory standard formats as prescribed by the CMB.

The Group companies, which operate in Turkey, maintain their books of account and prepare their statutory financial statements in YTL in accordance with the Generally Accepted Accounting Principles in Turkey promulgated by CMB; and Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The foreign subsidiaries and joint ventures maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with the rules and regulations of the countries in which they operate.

In December 2000, ERIC and Efes Productie adopted a plan of liquidation and as a result changed their basis of accounting, from the going-concern basis to a liquidation basis.

The consolidated financial statements have been prepared from statutory financial statements of the Group and presented with adjustments and certain reclassifications for the purpose of fair presentation in accordance with the formats required by the CMB Accounting Standards. Consolidated financial statements are prepared by using cost basis except the financial assets valued at fair value and, assets and liabilities that are subject to the implementation of Business Combinations.

Functional and Presentation Currency

The functional and presentation currency of the Company is YTL.

As a result of the structure of subsidiaries and joint ventures located in foreign countries and the fact that some foreign subsidiaries and joint ventures transact more of their business in EURO or USD than in any other currency, those foreign subsidiaries or joint ventures have adopted EURO or USD as their functional currencies.

Functional and Presentation Currencies of Foreign Subsidiaries and Joint Ventures:

Subsidiary or Joint Venture	National Currency	Functional Currency	
		2007	2006
EBI	EURO	USD	USD
Efes Moscow	Russian Ruble (RUR)	RUR	RUR
Amstar	RUR	RUR	RUR
Efes Rostov	RUR	RUR	RUR
KV Group	RUR	RUR	RUR
Efes Karaganda	Kazakh Tenge (KZT)	KZT	KZT
Efes Vitanta	Moldovan Leu (MDL)	MDL	MDL
Efes Weifert	Serbian Dinar (RSD)	RSD	RSD
Efes Zajecar	RSD	RSD	RSD
CCI Holland	EURO	USD	USD
Almaty CC	KZT	USD	USD
Azerbaijan CC	Manat	USD	USD
Bishkek CC	Kirghiz Som (KGS)	USD	USD
Jordan CC	Jordanian Dinar	USD	USD
AETMC	EURO	EURO	EURO
EHTMC	EURO	EURO	EURO
Efes Ukraine, Euro-Asian, ERIC, Efes Commerce, Efes Productie, JV Dubai, Efes Entertainment, Tonus and other	Various	Various	Various

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

Changes in Accounting Policies

As of December 31, 2007, Group has reviewed the new and revised International Financial Reporting Standards (IFRS), the interpretations of IASB and International Financial Reporting Interpretations Committee (IFRIC) that are effective from January 1, 2007.

(a) New and revised standards that are related to the Group's operations:

The application of revised accounting standards and interpretations do not have any effect on the Group's consolidated financial statements and its disclosures except for the application of IFRS 7, Financial Instruments: Disclosures and the complementary amendment to IAS 1, Presentation of financial statements – Capital disclosures , which started to be applied for the first time as of December 31, 2007.

(b) New and revised standards and interpretations that are related to the Group's operations whereas not effective as of December 31, 2007 and have not been early adopted by the Group:

IFRS 3, Business Combinations (Revised) (Effective for annual periods beginning on or after July 1, 2009).

IFRS 8, Operating Segments (Effective for annual periods beginning on or after January 1, 2009).

IAS 1, Presentation of Financial Statements (Revised) (Effective for annual periods beginning or after January 1, 2009).

IAS 23, Borrowing Costs (Revised) (Effective for annual periods beginning or after January 1, 2009).

Comparative Information

To be consistent with current year presentation, inflation adjustment differences in legal and extraordinary reserves of the consolidated balance sheet as of December 31, 2006 are presented in aggregate in consolidated balance sheet as "adjustment to equity" amounting to YTL 106.215 and YTL 30.301, respectively (Note 26 - 27 - 28).

Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statements when there is a legally enforceable right to set-off the recognized amounts and there is an intention to settle on a basis or realize the assets and settle the liabilities simultaneously.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the parent company, Anadolu Efes, and its subsidiaries and joint ventures drawn up to reporting date. The financial statements of the companies included in the consolidation have been prepared based on the accounting policies and presentation formats adopted by the Group in accordance with the CMB Accounting Standards.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

Basis of Consolidation (continued)

Subsidiaries are companies in which Anadolu Efes has the power to exercise more than 50% of the voting rights relating to the shares in the companies as a results of shares owned directly and/or indirectly by itself or although not having the power to exercise more than 50% of the voting rights, exercises control in order make to profit from the operations of companies through the exercise of actual dominant influence over the financial and operating policies. Subsidiaries are consolidated for using the full consolidation method, therefore, the carrying value of subsidiaries is eliminated against the related shareholders' equity. The equity and net income attributable to minority shareholders' interests of subsidiaries are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

Joint ventures are companies in respect of which there are contractual arrangements through which an economic activity is undertaken subject to joint control by the Group and its subsidiaries together with one or more other parties. The Group's interest in joint ventures is accounted for by way of proportionate consolidation, in other words, the Group includes its share of the assets, liabilities, income and expenses of each joint venture in the relevant components of the financial statements.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Investments in associates are undertakings over which the Group generally has between 20% and 50% of the voting rights and the Group has significant influence and which are not subsidiaries or joint ventures of the Group. The Group's investments in associates are accounted for using the equity method.

The purchase method of accounting is used for acquired business. Subsidiaries, joint ventures or investment in associates, acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.1 Cash and Cash Equivalents

Cash and cash equivalents comprise of cash in hand, bank deposits and short-term investments, which can easily be converted into cash for a known amount, has high liquidity with maturities of 3 months or less. The amounts paid under the reverse repurchase agreements are included in the cash and cash equivalents.

3.2 Available for Sale Securities

All available for sale securities are initially recognized at cost, considered reflecting the fair value and including all expenses incurred during purchase.

The following valuation of financial assets classified as available for sale after the first recognition is based on market price. The gain or loss due to change in the market price, until the related security is sold, converted to the cash or disposed with another way or is exposed to impairment, is presented as a separate item under shareholders' equity, after this date, accumulated fair value adaptations are related with income and loss applications. Interest amount, calculated by using the effective interest method over the values of the available for sale securities is accounted as interest income. The dividends gained are presented under the dividends revenue on the date of acquisition. The fair values of available for sale securities that are traded in active markets are determined with the fair value in the market at the balance sheet date.

Other long term financial assets, like government bonds are presented in the financial statements with the values discounted by the effective interest rates in the periods after the date of acquisition. The discounted value is calculated by taking into consideration the factors like discount or paid premium appearing during acquisition.

All the acquisitions and disposals of the available for sale securities are recorded to accounts at the date of obligation of the Group for purchasing or selling the asset.

3.3 Trade Receivables and Provision for Doubtful Receivables

Trade receivables that are originated by the Group by the way of providing goods or services generally have 5-90 day terms. Trade receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts.

The allowance for doubtful receivables is realized when there is objective evidence that receivable can not be collected and is charged as an expense in the consolidated financial statements. The allowance is the difference between the carrying amount and the recoverable amount, being all cash flows, including amounts recoverable from guarantees and collaterals.

3.4 Related Parties

Parties are considered to be related if one party directly or indirectly has the ability to control the other party or exercise significant influence over the other party in making the financial and operating decisions or be the associate of the group. Related parties also include individuals that are principle owners, management and members of the Group's board of directors and their families. Due from and due to related parties are carried at cost. Related party transactions are transfers of resources, services or obligations between related parties, regardless of whether a price is charged.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.5 Inventories

Inventories, including work-in-process are valued at the lower of cost and net realizable value, after provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost method. For processed inventories, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity. Unrealizable inventory has been fully written off.

3.6 Investments

a) Available for Sale Financial Assets

The Group has classified its financial assets as "available-for-sale" in accordance with International Accounting Standards (IAS) 39 "Financial Instruments". Financial assets, intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates are classified as available-for-sale. These financial assets are included in non-current assets unless management has the intention of holding the investment for less than twelve months from the balance sheet date, or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its financial assets at the time of the purchase and re-evaluates such designation on a regular basis.

All investments are initially carried at cost, being the fair value of the consideration given and including acquisition changes associated with the investment. After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organized financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date and positive or negative valuation differences of investments, which are measured at fair value, have been recognized under equity in "special reserves" as "securities value increase fund" in the consolidated balance sheet.

Investments classified as available for sale investments, that do not have a quoted market price in an active market and whose fair value can not be reliably measured by alternative valuation methods, are measured at cost. The carrying amounts of such investments are reviewed at each balance sheet date for impairment.

b) Investment in Associates

The investments in associates are carried at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value in the consolidated balance sheet.

The consolidated income statement reflects the Group's share of the results of operations of the associates. The Group's investment in associates includes goodwill on acquisition, which is disclosed separately in the consolidated financial statements and treated in accordance with the accounting policy for goodwill stated in the accounting policy for goodwill.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.7 Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary, associate or joint venture at the date of acquisition. Until December 31, 2004, goodwill arose from the acquisitions before March 31, 2004 was being amortized on a straight-line basis over its useful economic life up to a presumed maximum of 20 years. Starting from January 1, 2005, the goodwill arising from the business combinations before and/or after March 31, 2004 is ceased to be amortized on a straight-line basis in accordance with International Financial Reporting Standards (IFRS) 3 "Business Combinations".

Goodwill is reviewed at least annually for possible impairment and when events and changes in circumstances indicate that the carrying value may not be recoverable.

3.8 Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is computed on straight-line method over the following estimated useful lives:

Buildings and land improvements	10-50 years
Machinery and equipment	4-15 years
Office equipment	4-15 years
Furniture and fixtures	3-15 years
Motor vehicles	5-10 years
Returnable bottles and cases	5 years
Other tangible assets	2-14 years

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

The Group companies, which operate in Turkey, account for returnable bottles in property, plant and equipment. Deposit liabilities relating to such returnable bottles are reflected in other liabilities. The Group sells its products also in non-returnable bottles. For such sales, there is no deposit obligation of the Group.

Expenses for repair and maintenance of property, plant and equipment are normally charged to the income statement. They are, however, capitalized and depreciated through the estimated useful life of the property, plant and equipment in exceptional cases if they result in an enlargement or substantial improvement of the respective assets.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.9 Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost.

Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill, if the fair value can be measured reliably. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives. Intangible assets with indefinite useful life, formed in the financial statements in accordance with purchase method, are not subject to amortization.

The carrying values of intangible assets are reviewed for impairment at least annually when events or changes in circumstances indicate that the carrying value may not be recoverable.

The cost of acquisition of new software is capitalized and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortized on a straight-line basis over 1 to 5 years.

3.10 Deferred Tax

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities related to income taxes levied by the same taxation authority are offset accordingly.

3.11 Borrowings

All borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the obligations related with the borrowings are removed.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.12 Leases

a) Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

b) Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

3.13 Employee Benefits / Employee Termination Benefits

a) Defined Benefit Plans

In accordance with existing social legislation in Turkey, the Group Companies operating in Turkey is required to make lump-sum termination indemnities to each employee who has completed over one year of service with the Group and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated financial statements the Group has reflected a liability using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Group's experience of personnel terminating their services and being eligible to receive such benefits and discounted by using the current market yield at the balance sheet date on government bonds.

b) Defined Contribution Plans

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are paid.

3.14 Provisions, Contingent Assets and Liabilities

a) Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

b) Contingent Assets and Liabilities

Contingent liabilities are not recognized in the consolidated financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the consolidated financial statements, but disclosed when an inflow of economic benefits is probable.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.15 Foreign Currency Translations

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to the income statement of the associated period, as foreign currency loss or gain.

Foreign currency translation rates used by the Group's subsidiaries and joint ventures in Turkey as of respective period-ends are as follows:

Date	USD / YTL (full)	EURO / YTL (full)
December 31, 2006	1,4056	1,8515
December 31, 2007	1,1647	1,7102

The assets and liabilities of foreign subsidiaries and joint ventures are translated at the rate of exchange ruling at the balance sheet date. The income statements of foreign subsidiaries and joint ventures are translated at average exchange rates. Differences resulting from the deviation between the values of investment related to equity accounts of consolidated subsidiaries and joint ventures and the appreciation of foreign currencies against the New Turkish Lira were taken to equity as "currency translation differences".

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate of balance sheet date. On disposal of a foreign entity, currency translation differences are recognized in the income statement as a component of the gain or loss on disposal.

3.16 Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes.

The following specific recognition criteria must also be met before revenue is recognized:

a) Sale of Goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

b) Services

Revenue from rendering services is recognized by reference to the stage of completion when it can be measured reliably. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the associated expenses that are recoverable.

c) Other

Interest income is recognized as the interest accrues. Dividend income is recognized when the right to collect the dividend is established.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.17 Borrowing Costs

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds and are generally expensed as incurred. Borrowing costs could be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs could be capitalized until the assets are substantially ready for their intended use. The Group does not capitalize its borrowing costs and generally recognizes as an expense.

3.18 Government Grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to such grants, and that the grants will be received. They are recognized to income over the period to match them with the related costs that they are intended to compensate. Income relating to government grants is recognized as a deduction from the appropriate expense.

3.19 Financial Risk Management and Policies

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits. The main purpose of these financial instruments is to raise funds for the Group's operations. Besides, The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments can be identified as foreign currency risk, credit risk, interest rate risk, price risk, credit risk and liquidity risk. The board/management reviews and agrees policies for managing each of these risks. The Group also monitors the market price risk arising from all financial instruments. Related policies can be summarized as follows:

a) Foreign currency risk

Foreign currency risk arises from the EURO and USD denominated assets and liabilities of the Group. The Group has transactional currency exposures. Such exposures arise from sales or purchases or borrowings by the Group in currencies other than the Group's functional currency. The Group manages foreign currency risk by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities.

As at December 31, 2007, if exchange rate of USD had increased/decreased by 10% against YTL with all other variables held constant, income before tax and minority interest for the year would have been YTL 26.580 (2006 – YTL 49.316) lower/higher, as a result of the foreign exchange loss/gain arising from the net monetary foreign currency position.

As at December 31, 2007, if exchange rate of EURO had increased/decreased by 10% against YTL with all other variables held constant, income before tax and minority interest for the year would have been YTL 9.775 (2006 – YTL 6.913) lower/higher, as a result of the foreign exchange loss/gain arising from the net monetary foreign currency position.

b) Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing assets and liabilities. The Group manages interest rate risk by using natural hedges that arise from offsetting interest rate of assets and liabilities or derivative financial instruments.

Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Group is exposed to interest rate fluctuations on domestic and international markets. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.19 Financial Risk Management and Policies (continued)

b) Interest rate risk (continued)

As at December 31, 2007, if interest rate on the Group's USD denominated borrowings would have been 100 basis points higher/lower with all other variables held constant, income before tax and minority interest for the three month period ended March 31, 2008 (the date on which such sentivity will be made next time), will be YTL 1.565 lower/higher as a result of the higher/lower interest expense on floating rate borrowings.

As at December 31, 2007, if interest rate on the Group's EURO denominated borrowings would have been 100 basis points higher/lower with all other variables held constant, income before tax and minority interest for the three month period ended March 31, 2008 (the date on which such sentivity will be made next time), will be YTL 89 lower/higher as a result of the higher/lower interest expense on floating rate borrowings.

c) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. The risk is mitigated by matching the cash in and out flow volume supported by committed lending limits from qualified credit institutions.

The table below summarizes the maturity profile of the Group's financial liabilities on the consolidated balance sheet as of December 31, 2007 and 2006.

2007	**0 – 3 months**	**3 – 12 months**	**1 – 5 years**	**Total**
Short-term Borrowings	(119.377)	(336.474)	-	(455.851)
Long-term Borrowings	-	-	(601.969)	(601.969)
Lease Obligations	(294)	-	(296)	(590)
Trade Payables and Due to Related Parties	(172.952)	(13.498)	-	(186.450)
Financial Liabilities	**(292.623)**	**(349.972)**	**(602.265)**	**(1.244.860)**

2006	0 – 3 months	3 – 12 months	1 – 5 years	Total
Short-term Borrowings	(160.097)	(310.369)	-	(470.466)
Long-term Borrowings	-	-	(742.437)	(742.437)
Lease Obligations	(270)	-	(325)	(595)
Trade Payables and Due to Related Parties	(121.985)	(40.842)	-	(162.827)
Financial Liabilities	(282.352)	(351.211)	(742.762)	(1.376.325)

As of December 31, 2007, the amount of the financial assets including cash and cash equivalents, available for sale securities, trade receivables and due from related parties that have maturity less than three months is YTL 645.442 (2006 – YTL 775.212).

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.19 Financial Risk Management and Policies (continued)

d) Price risk

This is a combination of currency, interest and market risks which the Group manages through natural hedges that arise from offsetting the same currency receivables and payables, interest bearing assets and liabilities. Market risk is closely monitored by the management using the available market information and appropriate valuation methods.

e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group attempts to control credit risk by monitoring credit exposures, limiting transactions with specific counterparties and continually assessing the creditworthiness of the counterparties.

Concentrations of credit risk arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of the Group's performance to developments affecting a particular industry or geographic location.

The Group seeks to manage its credit risk exposure through diversification of sales activities to avoid undue concentrations of risks with individuals or groups of customers in specific locations or businesses. The Group also obtains guarantees from the customers when appropriate.

f) Fair Values

Fair value is the amount for which an asset could be exchanged, or a liability settled between knowledgeable, willing parties in an arm's length transaction. The optimum fair value of a financial instrument is the quoted market value, if any.

The financial assets and liabilities which are denominated in foreign currencies are evaluated by the foreign exchange rates prevailing on the date of balance sheet which approximate to market rates.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument of the Group for which it is practicable to estimate a fair value:

i) Financial Assets

The fair values of certain financial assets carried at cost in the consolidated financial statements, including cash and cash equivalents plus the respective accrued interest and other financial assets are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of trade receivables along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

ii) Financial Liabilities

Trade payables and other monetary liabilities are considered to approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of loans and bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank loans and borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of trade payables along with the related allowance for unrealized cost is estimated to be their fair values.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.20 Derivative Financial Instruments and Hedging Activities

The Group utilizes derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from financial activities. Derivative financial instruments are recognized initially at cost and subsequent to initial recognition, they are valued at fair value in the consolidated financial statements. The Group's derivate financial instruments are forward and interest rate swap agreements.

The Group utilizes hedges of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.

Gain or loss arising from the difference between the fair value and statutory value of hedging instruments is recognized in the consolidated income statement.

3.21 Segment Reporting

A business segment is a distinguishable component of an entity that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments.

A geographical segment is a distinguishable component of an entity that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

3.22 Earnings Per Share

Earnings per share in the consolidated income statements are calculated by dividing the net profit for the year by the weighted average number of ordinary shares outstanding during the year.

In Turkey, companies can increase their share capital by making distribution of free shares to existing shareholders from inflation adjustment to shareholders equity. For the purpose of the earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of free shares issued without corresponding change in resources by giving them retroactive effect for the period in which they were issued and each earlier period.

3.23 Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of balance sheet date. Actual results may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 4. CASH AND CASH EQUIVALENTS

	2007	2006
Cash on hand	**579**	520
Bank accounts		
- Time deposits	**271.247**	316.429
- Demand deposits	**27.913**	74.798
Other	**3.628**	927
	303.367	392.674

As of December 31, 2007, as the maturity of all time deposits is less than three months, annual interest rates of the New Turkish Lira denominated time deposits vary between 12,7% and 19,0% (2006 - 17,0% - 21,0%) and annual interest rates of the USD and EURO denominated time deposits vary between 3,4% and 7,2% (2006 – 1,0% - 8,0%).

As of December 31, 2007, cash deposits at banks of YTL 37.347 is pledged by Group as collateral for credit facilities of subsidiaries (2006 - YTL 72.260).

As of December 31, 2007 and 2006, the cash and cash equivalents that the fair value equals to its carrying value, presented in the consolidated cash flow statements are as follows:

	2007	2006
Cash and cash equivalents	**303.367**	392.674
Interest income accruals (-)	**(3.532)**	(866)
Cash and cash equivalents in cash flow statement	**299.835**	391.808

NOTE 5. AVAILABLE FOR SALE SECURITIES

	2007	2006
Alternatifbank A.Ş. shares	**-**	40.865
Investment funds	**3.874**	2.803
Government bonds	**271**	321
	4.145	43.989

On November 23, 2006, Ef-Pa signed an agreement with Alpha Bank A.E. located in Greece for sale of the 7,46% shares of Alternatifbank A.Ş. (Alternatifbank). As a result of the review of Banking Regulation and Supervision Agency (BDDK), it has been announced that the sale of shares is not approved with the decision no 2273 dated August 7, 2007. Accordingly, shares classified as "available for sale securities" in the current assets which has been planned to be disposed within one year as of December 31, 2006, are now accounted as "available for sale securities" under "investments" in the non-current assets in the consolidated financial statements as of December 31, 2007 (Note 16).

Investment funds and government bonds in the consolidated financial statements are valued with their market value prevailing at the balance sheet date.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 6. BORROWINGS

As of December 31, 2007, total borrowings consist of principles (finance lease obligations included) amounting to YTL 1.051.135 (2006 – YTL 1.194.453) and interest expense accrual amounting to YTL 7.275 (2006 – YTL 19.045). As of December 31, 2007 and 2006, total amount of borrowings and the effective interest rates are as follows:

	2007			2006		
		Fixed rate	Floating rate		Fixed rate	Floating rate
Short-term						
Borrowings						
YTL denominated borrowings	56.235	16,7% - 17,5%	-	37.473	19,3% - 20,8%	-
Foreign currency denominated borrowings (USD)	45.527	5,3% - 5,7%	Libor+0,5% - 2,5%	108.879	1,0% - 8,0%	Libor+0,5% - 2,8%
Foreign currency denominated borrowings (EURO)	11.568	-	Euribor+2,95%	29.524	4,3% - 5,3%	Euribor+2,5% - 2,95%
Foreign currency denominated borrowings (Other)	192.410	6,8% - 11,0%	Ruribor+0,24% Mosprime+1,5%	125.078	7,9% - 11,5%	Ruribor+0,24%
	305.740			300.954		
Short-term portion of long term borrowings						
Foreign currency denominated borrowings (USD)	114.182	6,0%	Libor+0,55% - 3,55%	169.183	5,9% - 6,4%	Libor+0,55% - 3,65%
Foreign currency denominated borrowings (EURO)	35.929	-	Euribor+0,55% - 0,9%	329	-	Euribor+0,55%
	150.111			169.512		
Leasing obligations	294	8,5% - 14,5%	-	270	8,5% - 15,0%	-
	456.145			470.736		
Long-term						
Borrowings						
Foreign currency denominated borrowings (USD)	532.154	-	Libor+0,7% - 3,55%	704.055	5,9% - 6,4%	Libor+0,55% - 3,55%
Foreign currency denominated borrowings (EURO)	19.702	-	Euribor+0,88% - 0,9%	38.382	-	Euribor+0,55%
Foreign currency denominated borrowings (Other)	50.113	8,1%	-	-	-	-
	601.969			742.437		
Leasing obligations	296	12,3% - 14,5%	-	325	8,5% - 15,0%	-
	602.265			742.762		
	1.058.410			1.213.498		

(Currency- Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 6. BORROWINGS (continued)

Repayments of long-term borrowings are scheduled as follows (excluding finance lease obligation):

	2007	2006
2008	-	211.840
2009	**406.619**	530.597
2010	**147.523**	-
2011 and thereafter	**47.827**	-
	601.969	742.437

As of December 31, 2007, YTL 45.613 (2006 – YTL 100.994) of the total borrowings are secured by the Group with the followings:

Related with EBI and its' subsidiaries;

- Cash collaterals amounting to YTL 35.295 (2006 – YTL 70.405).
- Efes Moscow's and Efes Karaganda's immovable and movable properties, including inventory balances; the assignment of the rights regarding insurance coverage in respect of the Efes Moscow's and Efes Karaganda's property, 43% of the Efes Moscow shares and all shares of Efes Karaganda on hand. As of December 31, 2007, related borrowings are totally amounting to YTL 11.084 (2006 – YTL 30.589).
- According to the loan agreement signed with EBRD, Efes Karaganda's dividend distributions to EBI, which is in the position of its shareholder, are dependent on EBRD's approval.

Related with CCİ, its' subsidiaries and joint ventures;

- Certain PP&E amounting to YTL 1.442 (2006 – YTL 1.740) (Note 19).

NOTE 7. TRADE RECEIVABLES AND PAYABLES

SHORT-TERM TRADE RECEIVABLES

	2007	2006
Trade receivables	**350.675**	359.455
Notes and cheques receivables	**14.763**	13.929
Deposits and guarantees given	**83**	112
Provision for doubtful accounts (-)	**(20.660)**	(23.817)
	344.861	349.679

Movement of provision for doubtful accounts is as follows:

	2007	2006
At 1 January	**23.817**	12.072
Current year provision	**2.096**	3.204
Unused and uncollectible provisions	**(2.840)**	(2.359)
Change in joint venture rate (*)	-	(81)
Addition through acquisition	-	8.694
Currency translation differences	**(2.413)**	2.287
At 31 December	**20.660**	23.817

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai Yatırım Holding A.Ş. (Efes Sınai) legal merger (Note 32).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 7. TRADE RECEIVABLES AND PAYABLES (continued)

SHORT-TERM TRADE PAYABLES

	2007	2006
Trade payables, net	**165.688**	134.605
Deposits and guarantees received	**181**	193
	165.869	134.798

NOTE 8. LEASE RECEIVABLES AND OBLIGATIONS

Lessee - Finance Lease

Properties leased by the Group include buildings, machinery and equipment, motor vehicles and furniture and fixtures. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 3 to 25 years with options to renew at varying terms.

As of December 31, 2007 and 2006, lease obligations are as follows:

	2007	2006
Short-term lease obligations	**294**	270
Long-term lease obligations	**296**	325
	590	595

As of December 31, 2007 and 2006, the costs of the PP&E obtained by finance lease are YTL 61.957 and YTL 62.076, respectively whereas net book values are YTL 12.348 and YTL 14.554, respectively.

Lessee - Operating Lease

The brewery of Efes Moscow is situated on a site leased from the Moscow City Government under a 49-year lease contract. The lease rights, as well as PP&E, are mortgaged for the full carrying amounts to secure obligations of Efes Moscow under the loan agreements with the EBRD.

The Group has operational lease agreements with its related party Çelik Motor Ticaret A.Ş. for vehicles.

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS

a) Balances with Related Parties

i) Bank and Available-For-Sale Securities Balances With Related Parties

	2007	2006
Alternatifbank (2) (5)	**112.009**	81.697
Alternatif Yatırım A.Ş. (5)	**4.145**	2.963
	116.154	84.660

(Currency-- Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

a) Balances with Related Parties (continued)

ii) Due from Related Parties

	2007	2006
Alternatifbank (2) (5)	**5.650**	-
Anadolu Sağlık Merkezi İktisadi İşletmesi (ASM)	**1.540**	375
Turkmenistan CC (3)	**101**	122
Mutena Maltery (2)	**399**	206
Other	**94**	337
	7.784	1.040
Receivables from personnel	**1.600**	1.148
	9.384	2.188

iii) Due to Related Parties

	2007	2006
Mutena Maltery (2)	**6.020**	6.082
Oyex Handels GmbH (5)	**4.173**	2.164
AEH (1) (4)	**3.002**	4.611
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**1.857**	1.946
ASM	**-**	2.037
Other	**1.979**	1.631
	17.031	18.471
Payables to personnel	**3.550**	9.558
	20.581	28.029

b) Transactions with Related Parties

i) Purchases of Goods and Other Charges

	2007	2006
Efes Pilsen Spor Kulübü	**25.500**	24.000
Anadolu Vakfı	**18.870**	10.875
Oyex Handels GmbH (5)	**15.772**	12.231
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**11.039**	8.628
Mutena Maltery (2)	**10.401**	5.688
AEH (1) (4)	**8.310**	9.391
Çelik Motor Ticaret A.Ş. (5)	**3.600**	2.219
AEH Münih (5)	**2.567**	2.020
Efes Turizm İşletmeleri A.Ş. (5)	**3.082**	1.747
Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (1)	**1.079**	864
Other	**2.345**	2.077
	102.565	79.740

ii) Financial Income / (Expense), Net

	2007	2006
Alternatifbank (2) (5)	**13.299**	10.133
Other	**-**	(426)
	13.299	9.707

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

b) Transactions with Related Parties (continued)

iii) Other Income / (Expense), Net

	2007	2006
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	205	-
Alternatifbank (2) (5)	202	137
Anadolu Restaurant İşl. Ltd. Şti. (5)	40	148
Other	359	354
	806	639

iv) Emoluments of Board of Directors

As of December 31, 2007 and 2006, dividends paid to members of board of directors of the Company are YTL 8.512 and YTL 6.379, respectively. There are no other various compensations to board of directors like salaries, bonus, premiums etc. other than dividend payments.

(1) Related party of Yazıcılar Holding A.Ş., a shareholder
(2) Available for sale investment of the Group
(3) A related party of CCİ
(4) The shareholder of the Group
(5) Related party of AEH, a shareholder

NOTE 10. OTHER RECEIVABLES AND PAYABLES

a) Other Current Receivables

	2007	2006
Value Added Tax (VAT) deductible	42.808	59.555
Advances given to suppliers	25.079	16.636
Other	4.693	6.215
	72.580	82.406

b) Other Non-Current Receivables

	2007	2006
Deferred VAT and other taxes	8.055	5.757
Other	574	1.101
	8.629	6.858

c) Other Current Liabilities

	2007	2006
Liability for put option (Note 31)	147.927	34.018
Taxes other than on income	129.402	138.550
Expense accruals	19.326	14.183
Deposits and guarantees taken	25.169	19.591
Payable for acquired shares (Note 32)	-	40.641
Liability for call option (Note 31)	-	6.469
Other	4.540	5.897
	326.364	259.349

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 11. BIOLOGICAL ASSETS

None (2006 – None).

NOTE 12. INVENTORY

	2007	2006
Finished and trade goods	**59.167**	54.929
Work-in-process	**44.983**	36.653
Raw materials	**149.230**	86.381
Advertising, promotion and packaging materials	**45.062**	39.707
Supplies	**38.914**	35.321
Bottles and cases	**56.450**	44.011
Goods in transit	**9.324**	17.685
Other	**7.474**	7.697
Reserve for obsolescence (-)	**(18.627)**	(17.887)
	391.977	304.497

Movement of reserve for obsolescence is presented below:

	2007	2006
At 1 January	**17.887**	13.466
Current year provision, net (Note 37)	**4.037**	2.605
Change in joint venture rate (*)	-	(17)
Addition through subsidiary acquired	-	570
Disposal through joint venture sold	-	(443)
Currency translation differences	**(3.297)**	1.706
At 31 December	**18.627**	17.887

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).

NOTE 13. RECEIVABLES AND DEFERRED INCOME FROM CONTINUING CONSTRUCTION CONTRACTS

None (2006 – None).

NOTE 14. DEFERRED TAX ASSETS AND LIABILITIES

	2007	2006
Deferred tax assets	**16.755**	19.291
Deferred tax liabilities (-)	**(34.188)**	(38.124)
Deferred tax liabilities, net	**(17.433)**	(18.833)

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 14. DEFERRED TAX ASSETS AND LIABILITIES (continued)

The movement of net deferred tax liability is as follows:

Deferred tax liabilities, net	**2006**	**Addition through company acquired**	**Disposal through company sold**	**Change in joint venture rate**	**Recognized in equity**	**Charged to consolidated income statement**	**Currency translation difference**	**2007**
Property, plant and equipment	(52.854)	-	-	-	-	(10.532)	4.943	(58.443)
Inventories	(2.456)	-	-	-	-	3.470	(72)	942
Carry forward losses	16.868	-	-	-	-	1.866	(2.978)	15.756
Retirement pay liability and other benefits	6.212	-	-	-	-	943	(40)	7.115
Unused investment incentives	4.863	-	-	-	-	(4.863)	-	-
Other	8.534	-	-	-	82	9.843	(1.262)	17.197
	(18.833)	**-**	**-**	**-**	**82**	**727**	**591**	**(17.433)**

Deferred tax liabilities, net	2005	Addition through company acquired	Disposal through company sold	Change in joint venture rate (*)	Recognized in equity	Charged to consolidated income statement	Currency translation difference	2006
Property, plant and equipment	(63.510)	5.352	298	270	-	7.856	(3.120)	(52.854)
Inventories	(3.345)	188	-	47	-	612	42	(2.456)
Carry forward losses	9.569	110	-	(46)	-	7.138	97	16.868
Retirement pay liability and other benefits	9.524	-	-	(54)	-	(3.258)	-	6.212
Unused investment incentives	2.137	-	-	(93)	-	2.819	-	4.863
Other	7.959	(415)	151	(11)	(1.373)	854	1.369	8.534
	(37.666)	5.235	449	113	(1.373)	16.021	(1.612)	(18.833)

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 15. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

a) Other Current Assets

	2007	2006
Prepaid expenses	**30.091**	22.963
Prepaid taxes	**17.568**	13.589
	47.659	36.552

b) Other Non-Current Assets

	2007	2006
Prepaid expenses	**17.863**	11.122
Prepayments for finance lease	-	250
	17.863	11.372

c) Other Non-Current Liabilities

	2007	2006
Deposits and guarantees taken	**84.495**	77.523
Deferred VAT and other taxes	**5.418**	5.051
Liability for put option (*)	-	145.294
Other	**716**	1.106
	90.629	228.974

(*) Since the liability for put option is a current liability as of December 31, 2007, it has been presented in "other current liabilities".

NOTE 16. INVESTMENTS

	2007	2006
Investments in associates	**759**	1.274
Available for sale securities	**44.701**	5.919
	45.460	7.193

a) Investments in Associates

Entity	Ownership Interest 2007	Ownership Interest 2006	2007	2006
Turkmenistan CC	**16,71%**	16,71%	**759**	1.274

Turkmenistan CC operates in Turkmenistan and its principal activity is production, bottling, distribution and marketing of soft drinks under Coca-Cola brand. As of December 31, 2007, the Group's share in Turkmenistan CC's total assets, total liabilities, sales and net loss are amounting to YTL 8.579 (2006 – YTL 8.618), YTL 6.296 (2006 – YTL 4.785), YTL 4.937 (2006 – YTL 3.273) and YTL 997 (2006 – YTL 358), respectively.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 16. INVESTMENTS (continued)

a) Investments in Associates (continued)

Movements of investments in associates during the year are presented below:

	2007	2006
At 1 January	**1.274**	1.354
The Group's share in net income / (loss) from associates (Note 38)	**(331)**	(119)
Change in joint venture rate (*)	**-**	(24)
Currency translation differences	**(184)**	63
At 31 December	**759**	1.274

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).

b) Available for Sale Securities

	Ownership Interest			
	2007	2006	2007	2006
Alternatifbank A.Ş. (*)	**7,46%**	-	**39.224**	-
ZAO Mutena Maltery (Mutena Maltery)	**16,66%**	16,66%	**4.679**	5.043
Other			**798**	876
			44.701	5.919

(*) As of December 31, 2007, accounted as "available for sale securities" in the consolidated financial statements (Note 5).

Available for sale securities (except for Alternatifbank) carried at cost, since these investments do not have a quoted market price in an active market and its fair value cannot be reliably measured by alternative valuation methods.

Shares of Alternatifbank are traded on the ISE, and the Group carried the shares of Alternatifbank at fair value in the consolidated financial statements. As a result of the valuation, loss amounting to YTL 1.641 (2006 – gain amounting to YTL 5.087) is netted off by the deferred tax asset effect amounting to YTL 82 (2006 – YTL 1.373 deferred tax liability) and recognized under equity in "special reserves" as "securities value increase fund" in the consolidated balance sheet.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 17. POSITIVE / NEGATIVE GOODWILL

Movements of the positive goodwill during the year are as follows:

	2007	2006
At 1 January	**900.767**	589.316
Additions (Note 32)	**4.019**	265.383
Change in joint venture rate (*)	**-**	(4.885)
Impairment of goodwill (Note 32)	**(927)**	-
Currency translation differences	**(88.053)**	50.953
At 31 December	**815.806**	900.767

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).

As of December 31, 2007 and 2006, business and geographical segment distributions of positive goodwill are presented below:

		2007	
	Beer	**Soft Drink**	**Group**
Domestic	50.099	235.602	285.701
Foreign	513.995	16.110	530.105
Group	**564.094**	**251.712**	**815.806**

		2006	
	Beer	Soft Drink	Group
Domestic	50.099	235.602	285.701
Foreign	595.625	19.441	615.066
Group	645.724	255.043	900.767

NOTE 18. INVESTMENT PROPERTY

None (2006 – None).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 19. PROPERTY, PLANT AND EQUIPMENT

For the year ended December 31, 2007, the movements of property, plant and equipment are as follows:

Cost	2006	Additions	Disposals	Addition through company acquired	Currency translation differences	Transfers (*)	2007
Land and land improvements	88.569	9.372	(446)	-	(5.476)	11.220	103.239
Buildings	671.077	25.981	(2.354)	-	(46.990)	49.295	697.009
Machinery and equipment	1.793.762	46.308	(27.213)	-	(89.181)	129.247	1.852.923
Vehicles	67.688	6.630	(9.055)	395	(5.705)	5.304	65.257
Furniture and fixtures	578.667	82.054	(18.860)	896	(11.025)	5.154	636.886
Leasehold improvements	2.849	-	-	-	(180)	431	3.100
Construction in progress	70.040	205.668	(428)	-	(8.883)	(190.922)	75.475
Advances given	20.689	6.811	-	-	(590)	(9.751)	17.159
	3.293.341	**382.824**	**(58.356)**	**1.291**	**(168.030)**	**(22)**	**3.451.048**

Accumulated depreciation (-)	2006	Additions	Disposals	Addition through company acquired	Currency translation differences	Impairment	2007
Land and land improvements	23.693	1.543	(97)	-	(664)	-	24.475
Buildings	205.882	18.565	(806)	-	(7.381)	302	216.562
Machinery and equipment	1.077.670	113.519	(19.057)	-	(33.388)	(2.943)	1.135.801
Vehicles	38.472	6.215	(7.265)	-	(2.771)	-	34.651
Furniture and fixtures	411.263	61.446	(16.625)	-	(5.990)	-	450.094
Leasehold improvements	1.575	604	-	-	(117)	-	2.062
	1.758.555	**201.892**	**(43.850)**		**(50.311)**	**(2.641)**	**1.863.645**
Net book value	**1.534.786**						**1.587.403**

(*) There are transfers to intangible assets in 2007 totally amounting to YTL 22.

- Related with CCİ, its' subsidiaries and joint ventures;

As of December 31, 2007, certain items of property, plant and equipment with a total net book value of YTL 1.442 were pledged as security (2006 – YTL 1.740) (Note 6).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 19. PROPERTY, PLANT AND EQUIPMENT (continued)

For the year ended December 31, 2006, the movements of property, plant and equipment are as follows:

Cost	2005	Additions	Disposals	Addition through company acquired	Disposal through company sold	Change in joint venture rate (*)	Currency translation differences	Transfers (**)	2006
Land and land improvements	63.337	3.176	(684)	12.650	-	(389)	4.028	6.451	88.569
Buildings	472.780	1.867	(281)	131.917	(19.862)	(2.364)	44.849	42.171	671.077
Machinery and equipment	1.492.858	31.996	(23.003)	117.404	(46.462)	(7.681)	83.983	144.667	1.793.762
Vehicles	58.934	7.114	(8.776)	5.043	(368)	(508)	3.730	2.519	67.688
Furniture and fixtures	527.600	67.108	(22.874)	5.325	(3.404)	(3.694)	4.843	3.763	578.667
Leasehold improvements	6.345	3	(3.991)	-	-	(15)	191	316	2.849
Construction in progress	39.316	227.921	-	2.121	(1.977)	(650)	3.431	(200.122)	70.040
Advances given	2.595	18.379	-	-	-	(238)	(47)	-	20.689
	2.663.765	357.564	(59.609)	274.460	(72.073)	(15.539)	145.008	(235)	3.293.341

Accumulated depreciation (-)	2005	Additions	Disposals	Addition through company acquired	Disposal through company sold	Change in joint venture rate (*)	Currency translation differences	Impairment	2006
Land and land improvements	22.039	1.538	(226)	-	-	(63)	405	-	23.693
Buildings	187.781	16.626	(124)	-	(4.980)	(490)	7.069	-	205.882
Machinery and equipment	992.259	103.748	(18.535)	-	(21.546)	(5.236)	25.447	1.533	1.077.670
Vehicles	39.734	5.378	(7.519)	-	(239)	(302)	1.420	-	38.472
Furniture and fixtures	378.491	56.509	(22.180)	-	(1.352)	(2.493)	2.288	-	411.263
Leasehold improvements	4.659	631	(3.842)	-	-	(7)	134	-	1.575
	1.624.963	184.430	(52.426)	-	(28.117)	(8.591)	36.763	1.533	1.758.555
Net book value	1.038.802								1.534.786

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).
(**) There are transfers to intangible assets in 2006 totally amounting to YTL 235.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 20. INTANGIBLE ASSETS

For the year ended December 31, 2007, movements of intangible assets are as follows:

Cost	2006	Additions	Disposals	Addition through company acquired	Currency translation differences	Transfers (*)	2007
Bottling and distribution agreements	129.146	-	-	-	(21.949)	-	107.197
Brands	126.047	-	-	-	(18.177)	-	107.870
Rights	13.579	68	(9)	-	(8)	22	13.652
Other	14.106	3.080	(52)	3	(1.558)	-	15.579
	282.878	**3.148**	**(61)**	**3**	**(41.692)**	**22**	**244.298**

Accumulated amortization (-)	2006	Additions	Disposals	Addition through company acquired	Currency translation differences	Transfers	2007
Bottling and distribution agreements	-	-	-	-	-	-	-
Brands	-	-	-	-	-	-	-
Rights	6.188	1.366	(1)	-	(1)	-	7.552
Other	7.795	1.278	(52)	-	(853)	-	8.168
	13.983	**2.644**	**(53)**	**-**	**(854)**	**-**	**15.720**
Net book value	**268.895**						**228.578**

(*) There are transfers from PP&E in 2007 totally amounting to YTL 22.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 20. INTANGIBLE ASSETS (continued)

For the year ended December 31, 2006, movements of intangible assets are as follows:

Cost	2005	Additions	Disposals	Addition through company acquired	Disposal through company sold	Change in joint venture rate (*)	Currency translation differences	Transfers (**)	2006
Bottling and distribution agreements	125.696	-	-	-	-	(2.474)	5.924	-	129.146
Brands	-	-	-	110.097	-	-	15.950	-	126.047
Rights	7.640	798	(118)	5.118	-	(96)	2	235	13.579
Other	10.805	2.748	(33)	-	(88)	(87)	761	-	14.106
	144.141	3.546	(151)	115.215	(88)	(2.657)	22.637	235	282.878

Accumulated amortization (-)	2005	Additions	Disposals	Addition through company acquired	Disposal through company sold	Change in joint venture rate (*)	Currency translation differences	Transfers	2006
Bottling and distribution agreements	-	-	-	-	-	-	-	-	-
Brands	-	-	-	-	-	-	-	-	-
Rights	4.860	1.334	-	-	-	(6)	-	-	6.188
Other	6.260	1.048	(33)	-	(87)	(40)	647	-	7.795
	11.120	2.382	(33)	-	(87)	(46)	647	-	13.983
Net book value	133.021								268.895

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).
(**) There are transfers from PP&E in 2006 totally amounting to YTL 235.

KV Group, which has been acquired by EBI in February 2006, prepared its financial statements in accordance with IFRS 3 in line with the fair value accounting and hence intangible assets representing the brands of KV Group totally amounting to YTL 110.097 have been recognized in the consolidated financial statements (Note 32).

Mahmudiye, which has been acquired by CCİ in March 2006, prepared its financial statements in accordance with IFRS 3 in line with the fair value accounting and hence CCİ recognized intangible assets amounting to YTL 5.118 representing the sources of natural water which are disclosed as "rigths". There are 6 such sources of natural wäter, one of which is spring water source located in the private property of CCİ and not subject to licensing and amortized through economic life of 40 years. Since other 5 sources which are subject to licensing are located in forestry land, these sources are rented from General Directorate of State Hydraulic Works (DSİ) for 10 years and amortized through the remaining months until the end of the license contracts.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 21. ADVANCES RECEIVED

	2007	2006
Advances received	**1.612**	1.428

NOTE 22. PENSION PLANS

None (2006 – None).

NOTE 23. PROVISIONS

a) Short-term Provisions

	2007	2006
Provision for corporate tax	**17.141**	8.743
Other	**2.955**	1.988
	20.096	10.731

b) Long-term Provisions

	2007	2006
Provision for retirement pay liability	**23.676**	20.385
Provision for vacation pay liability	**12.198**	9.784
Long-term incentive plans liability	**1.876**	1.311
	37.750	31.480

Provision for Retirement Pay Liability

In accordance with existing social legislation, the Group's companies incorporated in Turkey are required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of YTL 2,0302 and YTL 1,8574 at December 31, 2007 and 2006 respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. In the consolidated financial statements as of December 31, 2007 and 2006, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

The principal actuarial assumptions used at the balance sheet dates are as follows:

	2007	2006
Discount rate	**11%**	11%
Expected salary / limit increase rate	**5%**	5%

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 23. PROVISIONS (continued)

The movements of retirement pay liability represented in the consolidated financial statements are as follows:

	2007	2006
At 1 January	**20.385**	24.618
Payments	**(2.881)**	(2.096)
Interest cost	**2.242**	2.954
Net provision for the year	**3.930**	1.276
Change in joint venture rate (*)	-	(139)
Actuarial gain (Note 38)	-	(6.228)
At 31 December	**23.676**	20.385

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).

NOTE 24. MINORITY INTEREST

The movements of minority interest are presented below:

	2007	2006
At 1 January	**341.128**	214.227
Minority interest	**15.569**	12.059
Minority buy-out	**(633)**	(32.329)
Capital increase by minority shareholders	-	129.780
Dividend paid	**(525)**	(864)
Addition through company acquired	-	3.833
Disposal through company sold	-	(3.486)
Change in joint venture rate (*)	-	(167)
CCİ and Efes Sınai merger effect (Note 32)	-	(23.423)
Currency translation differences	**(38.124)**	41.498
At 31 December	**317.415**	341.128

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).

NOTE 25. ISSUED CAPITAL

	2007	2006
Common share 0,001 full YTL nominal value (Historical)		
Authorized capital ceiling	**900.000**	200.000
Issued capital	**450.000**	112.877

CMB has approved the increase of the authorized capital ceiling of Anadolu Efes from YTL 200.000 to YTL 900.000 on April 12, 2007 with the Board Decision no. 14/409. On September 7, 2007, Anadolu Efes has increased its share capital from YTL 112.877 to YTL 450.000 which is realized by the gain on sale of shares of subsidiary amounting to YTL 92.030 and inflation adjustment to equity amounting to YTL 245.093 (Note 26 – 27 – 28).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 25. ISSUED CAPITAL (continued)

As of December 31, 2007 and 2006, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	2007		2006	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş.	**139.082**	**30,91**	34.887	30,91
Özilhan Sınai Yatırım A.Ş.	**78.746**	**17,50**	19.720	17,47
Anadolu Endüstri Holding A.Ş.	**35.292**	**7,84**	8.853	7,84
Publicly traded and other	**196.880**	**43,75**	49.417	43,78
Issued capital	**450.000**	**100,00**	112.877	100,00
Restatement effect	**63.583**		277.158	
	513.583		390.035	

As of December 31, 2007 and 2006, there is not a privileged share representing the capital. According to the articles of association, foundation shares that do not represent the share capital receives 2% of the profit that remains after 10% of the paid in capital is deducted from the distributable profit. 5% of the remaning profit after deducting the portion of the foundation shares is distributed to the members of the Board of Directors equally.

NOTE 26 - 27 - 28. CAPITAL RESERVES, PROFIT RESERVES AND ACCUMULATED PROFITS

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code. The first legal reserve is appropriated out of the statutory net income (inflation-restated income in accordance with CMB) at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's issued capital (inflation-restated issued capital in accordance with the communiqués and announcements of CMB). The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's issued capital (inflation-restated capital in accordance with CMB). The legal reserves are not available for distribution unless they exceed 50% of the issued capital, other than that legal reserves can not be used.

In accordance with the Communiqué No. XI-25, items of statutory shareholders' equity such as "share capital, share premium, legal reserves, statutory reserves and extraordinary reserves", are presented at their historical amounts. The difference between the inflated and historical amounts of these items is presented in shareholders' equity as "adjustment to equity".

Quoted companies are subject to dividend requirements regulated by the CMB as follows:

In accordance with the Communiqué No. XI-25 Section 15 paragraph 399, "accumulated deficit" amounts arising from the first application of inflation adjustment, in line with the CMB's profit distribution regulations, are considered to be deductive when computing the distributable profit. The amounts presented as "accumulated deficit" shall be netted off first from net income and retained earnings, if possible and then the remaining amount of deficit shall be netted off from extraordinary reserves, legal reserves and inflation adjustment to shareholders' equity.

In accordance with the Communiqué No:IV-27, first dividend to be appropriated out of the profits from annual operations to be based on the financial statements prepared in accordance with CMB Accounting Standards has to be at least the 20% of net distributable profit. This distribution may be made either as cash or as pro-rata shares or as a combination of both in accordance with the decision taken in the general assemblies. Besides, first dividend amount may be included in extraordinary reserves instead of distributing it in cash or pro-rata shares in accordance with the decision of general assemblies.

The profits of subsidiaries, joint ventures and associates, that are included in the consolidated financial statements of the parent, are not considered in the calculation of the distributable profits, if the decision on profit distribution has not been taken in the general assemblies of the related subsidiaries, joint ventures and associates.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 26 - 27 - 28. CAPITAL RESERVES, PROFIT RESERVES AND ACCUMULATED PROFITS (continued)

In accordance with Communiqué No. XI-25, if a profit distribution decision is taken in the general assemblies of the related subsidiaries, joint ventures and associates, which are consolidated under parent financials, the parent can distribute its share of the profits in these companies up to the profit level included in the consolidated financial statements with reference to the profit distribution decision taken in the general assemblies of the related subsidiaries, joint ventures and associates.

In addition, based on the CMB Decree 7/242, dated February 25, 2005, if the amount of the profit distribution calculated in accordance with the net distributable profit requirements of the CMB does not exceed the statutory net distributable profit, the entire amount of the net distributable profit should be distributed. It is stated that dividend distributions should not be made if there is a loss in either the financial statements prepared in accordance with CMB regulations or in the statutory financial statements.

As of December 31, 2007, nominal amounts, equity restatement differences and restated values of equity are as follows:

	Nominal Amount	**Equity Restatement Differences**	**Restated Amount**
Issued capital	450.000	63.583	513.583
Legal reserves	60.419	74.697	135.116
Extraordinary reserves	159.353	26.091	185.444
	669.772	**164.371**	**834.143**
Special reserves			26.293
Currency translation differences			(155.019)
Accumulated profits			1.116.136
Total equity			**1.821.553**

In the consolidated financial statements that are prepared in accordance with the alternative method as explained in Note 2, "accumulated profits" have been reduced by the amount of YTL 92.030 of a participation disposal gain that is added to share capital on the statutory accounts, in order to balance the equity.

As of December 31, 2006, nominal amounts, equity restatement differences and restated values of equity are as follows:

	Nominal Amount	Equity Restatement Differences	Restated Amount
Issued capital	112.877	277.158	390.035
Legal reserves	50.190	106.215	156.405
Extraordinary reserves	80.241	30.301	110.542
	243.308	413.674	656.982
Special reserves			26.404
Currency translation differences			(37.283)
Accumulated profits			1.027.505
Total equity			1.673.608

As of December 31, 2007 and 2006, special reserves consist of securities value increase fund.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 29. FOREIGN CURRENCY POSITION

Net foreign currency exposure for the consolidated Group companies as of December 31, 2007 and 2006 are presented below:

2007	**USD**	**EURO**	**Other**	**Total**
Cash and cash equivalents	51.509	13.677	4.098	69.284
Trade receivables	3.830	1.722	1.810	7.362
Due from related parties	3.626	105	136	3.867
Other receivables	58	14.320	5.708	20.086
Foreign currency assets	**59.023**	**29.824**	**11.752**	**100.599**
Short-term borrowings	(113.148)	(38.171)	(3.192)	(154.511)
Current portion of long-term borrowings	(40.696)	(36.126)	-	(76.822)
Trade payables	(2.645)	(27.360)	(5.514)	(35.519)
Due to related parties	(2.871)	(4.499)	-	(7.370)
Other liabilities	(452)	(848)	(2.133)	(3.433)
Long-term borrowings	(165.015)	(20.570)	-	(185.585)
Foreign currency liabilities	**(324.827)**	**(127.574)**	**(10.839)**	**(463.240)**
Net foreign currency asset / (liability)	**(265.804)**	**(97.750)**	**913**	**(362.641)**

2006	USD	EURO	Other	Total
Cash and cash equivalents	63.342	40.201	2.654	106.197
Trade receivables	3.392	1.914	2.309	7.615
Due from related parties	8.426	174	198	8.798
Other receivables	1.020	6.152	9.603	16.775
Foreign currency assets	76.180	48.441	14.764	139.385
Short-term borrowings	(90.175)	(22.763)	(2.564)	(115.502)
Current portion of long-term borrowings	(157.158)	(766)	-	(157.924)
Trade payables	(2.814)	(17.892)	(4.150)	(24.856)
Due to related parties	(19.314)	(2.747)	(300)	(22.361)
Other liabilities	(185)	(2.143)	(3.203)	(5.531)
Long-term borrowings	(299.692)	(71.261)	-	(370.953)
Foreign currency liabilities	(569.338)	(117.572)	(10.217)	(697.127)
Net foreign currency asset / (liability)	(493.158)	(69.131)	4.547	(557.742)

NOTE 30. GOVERMENT INCENTIVES AND GRANTS

The Group has investment incentives related to its capital expenditures. Per the transitional provisions of repealed investment allowance, 40% of some capital expenditures can be used as an allowance in the determination of the tax base.

As of December 31, 2007, Group companies, which preferred to make use of investment allowance, have utilized this investment incentive per the transition provisions of investment allowance. As of December 31, 2007, the utilized investment incentive is YTL 16.209 and there is no remaining investment incentive to be utilized in the next years (2006 – YTL 16.209).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 31. COMMITMENTS AND CONTINGENCIES

Anadolu Efes, Ef-Pa and Tarbes

As of December 31, 2007 and 2006, the commitments that are not included in the liabilities, consist of letter of guarantees given to banks, suppliers and customs offices are YTL 4.903 and YTL 6.620, respectively.

EBI and Its' Subsidiaries

a) Put Options

A put option has been granted to the EBRD by EBI that may be exercisable between the 7th and the 10th anniversary (2008 and 2011) of the date of the EBRD's first subscription in the share capital of Efes Moscow. By such put option, the EBRD will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent valuation.

Following revised IAS 32 "Financial Instruments", participation interests related with above mentioned put option has been regarded as liability in the consolidated financial statements, to be stated at fair value. The liability for the put option has been measured by applying a weighting of different valuation techniques based on best estimates currently available, and YTL 119.739 has been presented in "other current liabilities" as 'liability for put option" in the consolidated balance sheet.

A put option has been granted to the OAO Krasny Vostok Agro by EBI that may be exercisable between 2007 and 2009. By such option, OAO Krasny Vostok Agro will have right to sell its 6,7% of KV Group shares to EBI at an option price either at in full USD 0,395 multiplied by number of shares plus interest accrued from the date of the option until the date of completion at a rate of LIBOR plus 4,9% or the earnings before interest, taxes, depreciation and amortization (EBITDA) of KV Group multiplied by a multiple of nine minus net indebtedness. The liability for the put option has been measured by applying a weighting of different valuation techniques based on best estimates currently available, and YTL 28.188 has been presented in "other current liabilities" as "liability for put option" in the consolidated balance sheet.

b) Call Options

A call option has been granted to EBI by EL&EL Ltd. without a time limitation. By such option, EBI has the option to request EL&EL Ltd. to sell all or any part of its 0,39% of Efes Moscow shares to EBI. This call option liability has been paid by EBI for a cash consideration of YTL 6.461 in March 2007 and is terminated which was presented in "other current liabilities" as "liability for call option" in the consolidated financial statements.

c) Tax and Legal Matters

Legislation and regulations regarding taxation and foreign currency transactions in most of the territories in which the Group operates out of Turkey continue to evolve as the government manages the transformation from a command to a market-oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local, regional and national tax authorities, the Central Bank and Ministry of Finance. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose significant fines, penalties and interest charges. These facts create tax risks in the territories in which the Group operates substantially more so than typically found in countries with more developed tax systems.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 31. COMMITMENTS AND CONTINGENCIES (continued)

CCİ, Its' Subsidiaries and Joint Ventures

Letters of Guarantee

As of December 31, 2007, CCİ's letters of guarantee given to various enterprises are amounting to YTL 2.345 (2006 – YTL 2.161).

Operational Lease

As of December 31, 2007, CCİ's minimum liability resulting from the non-cancellable operational lease agreements is amounting to YTL 3.666 (2006 – 3.648).

NOTE 32. BUSINESS COMBINATIONS

Transactions Related with 2007

In April 25, 2007, CCİ, a joint venture of Anadolu Efes, has acquired 50% shares of Syrian SD, which operates in Syria, from AEH. The Group's portion of the cash outflow resulting from the acquisition is amounting to YTL 117. The Group's portion of the positive goodwill arising from this acquisition amounting to YTL 927 is recognized in the consolidated financial statements. As of December 31, 2007, related goodwill has been fully impaired in the consolidated financial statements.

In October 2007, EBI has acquired 6,25% shares of Efes Weifert, for a cash consideration of YTL 3.724. The goodwill arising from this acquisition amounting to YTL 3.092 is recognized in the consolidated financial statements.

Transactions Related with 2006

a) Acquisitions

In February 2006, EBI has acquired 92,34% shares of KV Group, which operates in Russia, for a cash consideration of YTL 480.822. The goodwill arising from this acquisition amounting to YTL 112.092 and the brands which have been accounted according to their fair values amounting to YTL 110.097, are recognized in the consolidated financial statements.

In addition to the KV Group purchase stated above, EBI has acquired an additional 0,51% portion in June 2006 with a purchase consideration of YTL 2.608 and the goodwill arising during the purchase amounting to YTL 15 is recognized in the consolidated financial statements.

A put option was granted to Amsterdam Brewery Investments B.V. by EBI that may be exercisable between the 2nd and the 4th anniversary (2005 and 2007) of the date of Efes Moscow's first subscription in the share capital of Amstar. By such option, Amsterdam Brewery Investments B.V. had right to sell its Efes Moscow shares to EBI at an option price to be determined by an independent valuation. Such put option was exercised by Amsterdam Brewery Investments B.V. in February 2006 to a cash consideration of YTL 142.811 and resulting goodwill is recognized in the consolidated financial statements amounting YTL 970.

In October 2006, EBI has acquired 7,50% shares of Efes Moscow from EL&EL Ltd., for a cash consideration of YTL 132.493. The goodwill arising from this acquisition amounting to YTL 101.897 is recognized in the consolidated financial statements.

In March 2006, CCİ has acquired 99,99% shares of Mahmudiye which operates in natural spring water business. The difference amounting to YTL 394 between the Group's share in acquisition cost and the net asset of Mahmudiye, which is calculated for by using the financial statements prepared in accordance with fair value accounting, recognized as negative goodwill in the consolidated income statement in "other income".

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 32. BUSINESS COMBINATIONS (continued)

a) Acquisitions (continued)

The fair value of net assets of the companies acquired during 2006 and the information related with the minority portions acquired are as follows:

	KV Group	Mahmudiye	KV Group minority shares	Efes Moscow minority share	Total
Cash and cash equivalents	65.739	-	-	-	65.739
Trade receivables	3.501	31	-	-	3.532
Due from related parties	1.696	-	-	-	1.696
Inventories	36.246	-	-	-	36.246
Other current assets	21.316	122	-	-	21.438
Property, plant and equipment	271.419	3.041	-	-	274.460
Intangible assets	110.097	5.118	-	-	115.215
Deferred tax assets	6.568	-	-	-	6.568
Other non-current assets	13	-	-	-	13
Financial liabilities	(81.666)	(302)	-	-	(81.968)
Trade payables	(6.181)	(51)	-	-	(6.232)
Due to related parties	(2.366)	-	-	-	(2.366)
Deferred tax liabilities	-	(1.333)	-	-	(1.333)
Other liabilities	(27.064)	(627)	-	-	(27.691)
Fair value of net assets acquired	**399.318**	**5.999**	**-**	**-**	**405.317**
Group's share	92,34%	99,99%	0,51%	19,87%	
Group's share in net assets	**368.730**	**5.997**	**2.593**	**172.437**	**549.757**
Total cash consideration	**480.822**	**5.603**	**2.608**	**275.304**	**764.337**
Group's share in net assets	**(368.730)**	**(5.997)**	**(2.593)**	**(172.437)**	**(549.757)**
Goodwill arising from acquisitions	**112.092**		**15**	**102.867**	**214.974**
Negative goodwill arising from acquisition		**(394)**			**(394)**
Goodwill arising from capital increase (i)					**2.505**
Goodwill arising from put-option (ii)					**4.982**
Goodwill arising from restatement of put-option (iii)					**37.624**
Goodwill arising from call-option (iv)					**5.298**
Total cash consideration	**480.822**	**5.603**	**2.608**	**275.304**	**764.337**
Net cash acquired with the subsidiary (-)	**(65.739)**	**-**	**-**	**-**	**(65.739)**
Payable for acquired shares (-) (Note 10)	**-**	**-**	**-**	**(40.641)**	**(40.641)**
Net cash outflow on acquisition	**415.083**	**5.603**	**2.608**	**234.663**	**657.957**

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 32. BUSINESS COMBINATIONS (continued)

a) Acquisitions (continued)

i) EBI has attended the capital increase in its subsidiary, Efes Weifert, where it recognized goodwill amounting to YTL 2.505 in the consolidated financial statements, due to the fact that some of the minority shareholders did not use their pre-emptive rights.

ii) As a result of the recognition of put option that has been granted to the OAO Krasny Vostok Agro that may be exercisable between 2007 and 2009 (Note 31) in the consolidated financial statements, a goodwill has arised amounting to YTL 4.982.

iii) The goodwill arising from the reassessment of the put option that was granted to the EBRD by EBI that may be exercisable between 2008 and 2011 to sell its Efes Moscow shares to EBI (Note 31) amounting to YTL 37.624 is recognized in the consolidated financial statements.

iv) As a result of the recognition of call option that has been granted to EBI by EL&EL Ltd. without a time limitation (Note 31) in the consolidated financial statements, a goodwill has arised amounting to YTL 5.298.

b) Legal Mergers

At the Extraordinary General Assembly Meetings of CCİ and its subsidiary Efes Sınai dated December 18, 2006, it is concluded that CCİ will take over Efes Sınai in whole with all existing assets and liabilities of Efes Sınai based on the audited consolidated financial statements of CCİ and Efes Sınai as of September 30, 2006 and the merger of these two companies eventuate in accordance with Turkish Commercial Code article 451, Corporate Tax Law numbered 5520 article 17, 18, 19, 20 and the Communiqué of CMB related with "Principles of Business Combinations". The merger transaction is completed on December 25, 2006.

With in the framework of the merger of CCİ and Efes Sınai, the share capital of CCİ is increased by YTL 4.782 and all 478.101.200 unit Type 4 Group C shares of CCİ, with a nominal value of Ykr 1 each, that represent the increased issued capital, are distributed as free shares to the minority shareholders of Efes Sınai on December 27, 2006 at the merger date. As a result of the mentioned merger transaction, Efes Sınai no longer exists and effective from the beginning date of the share swap, its shares are not traded on ISE anymore.

As a result of the merger between CCİ and Efes Sınai, the minority interest amounting to YTL 40.949 that is acquired from the minority shareholders of Efes Sınai at December 25, 2006 is transferred to special reserves under shareholders' equity.

After the related capital increase, effective control rate of the Group over CCİ decreased from 51,22% to 50,26%. After the legal merger of CCİ, joint venture, and Efes Sınai and the change in the effective control rate, in accordance with IAS 27, the Group's gain from the effect of merger amounting to YTL 15.252 is netted off with the loss arising from the disposal of goodwill amounting to YTL 4.513 that was recognized in the prior periods related with the purchase of CCİ shares, and as a result YTL 10.739 is recognized as "other income" in the consolidated income statement.

c) Disposal of Joint Venture

The Group has sold its all shares representing 50% of Interbrew Efes, to its joint venturer, InBev S.A., in Interbrew Efes for a cash consideration of YTL 39.704 in August 2006 and recognized a gain in the period that it occurred amounting to YTL 2.671 which has been classified as "other income" in the consolidated income statement. Interbrew Efes contributed positively to the consolidated income statement as sales and net income amounting to YTL 19.953 and YTL 2.134, respectively, until the date of sale of shares.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 33. SEGMENT INFORMATION

a) Business Segment

Information per business segments as of December 31, 2007 and 2006 are as follows:

	2007			
	Beer	**Soft Drinks**	**Unallocated**	**Group**
Revenues	2.069.864	964.369	-	3.034.233
Inter-segment revenues	(3.814)	(60)	-	(3.874)
Total sales (net)	**2.066.050**	**964.309**	**-**	**3.030.359**
Gross operating profit	**1.139.152**	**396.544**	**(966)**	**1.534.730**
Assets	4.018.290	831.994	(956.576)	3.893.708
Investments in associates	-	759	-	759
Total assets	**4.018.290**	**832.753**	**(956.576)**	**3.894.467**
Total liabilities	**1.263.170**	**347.239**	**145.090**	**1.755.499**
Capital expenditures (Note 19, 20)	**250.890**	**135.082**	**-**	**385.972**
Non-cash expenses up to profit from operations				
Depreciation and amortization	158.758	45.386	-	204.144
Provision for retirement pay liability (Note 23)	4.560	1.612	-	6.172
Provision for vacation pay liability	2.406	1.298	-	3.704
Other	1.560	1.436	2.101	5.097
	167.284	**49.732**	**2.101**	**219.117**

	2006			
	Beer	Soft Drinks	Unallocated	Group
Revenues	1.758.527	844.742	-	2.603.269
Inter-segment revenues	(8.641)	(583)	-	(9.224)
Total sales (net)	1.749.886	844.159	-	2.594.045
Gross operating profit	983.177	266.362	66	1.249.605
Assets	3.931.281	719.028	(690.436)	3.959.873
Investments in associates	-	1.274	-	1.274
Total assets	3.931.281	720.302	(690.436)	3.961.147
Total liabilities	1.556.291	276.432	113.688	1.946.411
Capital expenditures (Note 19, 20)	256.445	104.665	-	361.110
Non-cash expenses up to profit from operations				
Depreciation and amortization	143.688	43.124	-	186.812
Provision for retirement pay liability (Note 23)	2.660	1.570	-	4.230
Provision for vacation pay liability	2.306	388	-	2.694
Other	2.023	756	850	3.629
	150.677	45.838	850	197.365

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 33. SEGMENT INFORMATION (continued)

b) Geographical Segment

Information per geographical segments as of December 31, 2007 and 2006 are as follows:

	2007			
	Domestic	**Foreign**	**Unallocated**	**Group**
Revenues	1.769.636	1.272.058	-	3.041.694
Inter-segment revenues	(11.335)	-	-	(11.335)
Total sales (net)	**1.758.301**	**1.272.058**	**-**	**3.030.359**
Assets	2.910.110	1.944.869	(961.271)	3.893.708
Investments in associates		759	-	759
Total assets	**2.910.110**	**1.945.628**	**(961.271)**	**3.894.467**
Total liabilities	**717.701**	**895.029**	**142.769**	**1.755.499**
Capital expenditures (Note 19, 20)	**172.910**	**213.062**	**-**	**385.972**

	2006			
	Domestic	Foreign	Unallocated	Group
Revenues	1.529.999	1.073.100	-	2.603.099
Inter-segment revenues	(9.054)	-	-	(9.054)
Total sales (net)	1.520.945	1.073.100	-	2.594.045
Assets	2.819.950	2.138.797	(998.874)	3.959.873
Investments in associates	-	1.274	-	1.274
Total assets	2.819.950	2.140.071	(998.874)	3.961.147
Total liabilities	821.349	1.013.177	111.885	1.946.411
Capital expenditures (Note 19, 20)	153.107	208.003		361.110

NOTE 34. SUBSEQUENT EVENTS

On January 2008, EBI signed an agreement with Heineken International B.V. (Heineken) to establish a joint venture to jointly invest in the Uzbek beer market through acquisition of breweries. Accordingly EBI and Heineken will have 60% and 40% shares in the joint venture, respectively, whereas EBI will also have the company management.

In addition, on January 2008, EBI and Heineken also announced their intention to collaborate in the Kazakh and Serbian beer markets. The collaboration entails the restructuring of the operations in Kazakhstan following which EBI is planned to have 72% of the combined businesses of EBI and Heineken in Kazakhstan as well as the management control whereas Heineken is planned to own 28% share. Similarly, as per the intended collaboration, the restructuring of the operations in Serbia is planned to lead to Heineken having 72% of the combined businesses of EBI and Heineken in Serbia as well as the management control whereas EBI is planned to own 28% share.

On January 2008, CCI announced that it has commenced discussions with The Coca-Cola Company (TCCC) to acquire a 50% equity stake in Doğadan Gıda Ürünleri Sanayi ve Pazarlama A.Ş. (Doğadan).

On February 2008, EBI has completed the acquisition of 100% of the Lomisi J.S.C. (Lomisi) in Georgia and the transfer of shares to EBI.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 35. DISCONTINUED OPERATIONS

None (2006 - None).

NOTE 36. OPERATING INCOME

Revenues	2007	2006
Domestic revenues	**1.758.301**	1.520.945
Foreign revenues	**1.272.058**	1.073.100
Total sales (net)	**3.030.359**	2.594.045
Cost of sales (-)		
Change in inventory, net	**1.150.813**	1.024.885
Depreciation and amortization expense on PP&E and intangible assets	**110.162**	102.795
Personnel expenses	**90.336**	82.317
Utility expenses	**63.946**	61.931
Provision for retirement pay liability	**1.361**	1.632
Other expenses	**79.011**	70.880
Total cost of sales	**1.495.629**	1.344.440
Gross operating profit	**1.534.730**	1.249.605

As of December 31, 2007 and 2006, the amount of excise tax accrued over beer sales by the Group in Turkey are YTL 860.331 and YTL 793.434, respectively.

(Currency- Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 37. OPERATING EXPENSES

	2007	2006
Marketing, selling and distribution expenses	**757.954**	626.787
General and administration expenses	**261.020**	227.432
	1.018.974	854.219

a) Marketing, selling and distribution expenses

	2007	2006
Advertising, selling and marketing expenses	**345.081**	272.282
Personnel expenses	**134.050**	114.399
Transportation and distribution expenses	**124.053**	104.199
Depreciation and amortization expense on PP&E and intangible assets	**80.239**	71.380
Utilities and communication expenses	**15.230**	16.232
Repair and maintenance expenses	**5.971**	5.642
Rent expenses	**5.635**	5.909
Obsolete inventory provision expenses, net	**4.037**	2.605
Provision for retirement pay liability	**1.600**	814
Other expenses	**42.058**	33.325
	757.954	626.787

b) General and administration expenses

	2007	2006
Personnel expenses	**120.765**	99.169
Services rendered from outside and consulting expenses	**43.309**	42.705
Taxation (other than on income) expenses	**15.849**	14.831
Depreciation and amortization expense on PP&E and intangible assets	**13.745**	12.637
Administration and communication expenses	**8.245**	7.820
Repair and maintenance expenses	**3.627**	4.350
Insurance expenses	**2.175**	3.951
Meeting and travel expenses	**3.945**	2.473
Provision for vacation pay liability	**3.290**	2.434
Provision for retirement pay liability	**3.211**	1.784
Other expenses	**42.859**	35.278
	261.020	227.432

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 38. OTHER INCOME / EXPENSE

a) Other income

	2007	2006
Foreign exchange gain	**33.875**	29.945
Interest income	**33.966**	29.900
Scrapped and other goods sales income	**8.819**	8.081
Sales income of PP&E	**6.139**	6.548
Soft-drink trademarks sales gain	**5.211**	-
Impairment reversal of PP&E	**3.160**	-
CCİ and Efes Sınai merger effect gain	-	10.739
Actuarial gain	-	6.228
Income from sale of joint venture	-	2.671
Recognition of negative goodwill	-	394
Other income	**10.025**	8.858
	101.195	103.364

b) Other expense

	2007	2006
Foreign exchange loss	**(60.592)**	(29.878)
Donations	**(19.389)**	(14.270)
Sales loss of PP&E	**(5.388)**	(3.161)
Impairment loss on PP&E	**(518)**	(1.533)
Goodwill impairment loss	**(927)**	-
Loss from associates	**(331)**	(119)
Other provision expenses	**(2.693)**	(717)
Other expenses	**(8.367)**	(9.719)
	(98.205)	(59.397)

NOTE 39. FINANCIAL EXPENSES

	2007	2006
Interest expenses	**(85.935)**	(79.132)
Foreign exchange gain / (loss), net	**87.141**	(13.386)
Loss from derivative financial instruments	**(8.617)**	(1.575)
Other expenses	**(9.883)**	(3.940)
	(17.294)	(98.033)

NOTE 40. MONETARY GAIN / LOSS

According to the CMB announcement, the application of inflation accounting was ceased starting from January 1, 2005 in Turkey. Therefore there is no monetary gain or loss recognized in the consolidated income statement for the year ended December 31, 2007 and 2006.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 41. INCOME TAXES

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in the countries in which the Group companies operate.

The corporation tax rate for the fiscal year is 20% in Turkey (2006 - 20%). Corporate tax returns are required to be filed until the twenty fifth of the fourth month following the fiscal year end and paid in full until the end of the same month. The tax legislation provides for a provisional tax of 20% (2006 – 20%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the fiscal year.

In 2003 and prior years, corporation tax is computed on the statutory income tax base determined in accordance with the Tax Procedure Law without any adjustment for inflation accounting. For the year 2004, taxable income is derived from the financial statements which are adjusted for inflation accounting. Prior period earnings arose from the first application of inflation accounting on December 31, 2003 balance sheet had not been subject to corporation tax, and similarly, accumulated deficits arose from such application had not been deductible for tax purposes. On the other hand, accumulated tax loss carry-forwards related with 2003 and prior periods is being utilized at their historical (nominal) values in 2004 and thereafter. In respect of the conditions are not met, inflation accounting has not been applied since January 1, 2005.

According to the Turkish Tax Law, corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer "Investment Incentives" for capital investments. Investment allowances provided a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and directly related with the production of goods and services. In respect for the protection of acquired rights, the transitional provisions provides for expenditures on incomplete investments after December 31, 2005 and investment allowances which have been qualified in prior years but not used because of loss can be used as investment allowance until December 31, 2008. Unused investment allowances when vested between these years, can not be used once again. However, corporate tax rate will be 30% instead of 20% in the years in which investment allowance can be exercised. CCİ, the Group's company operating in Turkey, has utilized its unused investment incentive as of December 31, 2007.

In Turkey, the tax legislation does not permit to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

The main components of tax income and expenses as of December 31, 2007 and 2006 are as follows:

	2007	2006
Current tax expense	**(112.128)**	(76.262)
Deferred tax income / (expense), net	**727**	16.021
	(111.401)	(60.241)

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 41. INCOME TAXES (continued)

As of December 31, 2007 and 2006, the reconciliation of theoretical income tax calculated with the tax rates used in the countries that Anadolu Efes operates in and total income tax is as follows:

	2007	2006
Consolidated profit before taxation	**485.883**	329.261
Enacted tax rate	**20%**	20%
Tax calculated at the parent company tax rate	**(97.177)**	(65.852)
Non-deductible expenses	**(3.403)**	(5.016)
Income excluded from tax bases	**4.269**	6.273
Investment tax credit	**-**	11.328
Utilization of previously unused tax losses	**98**	3.041
Tax effect of loss making companies	**(4.261)**	(4.838)
Permanent differences between reported and statutory results	**(9.798)**	(10.274)
Impact of different tax rates	**(1.129)**	5.097
	(111.401)	(60.241)

NOTE 42. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit / (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Following table illustrates the net profit and share figures used in earnings per share calculation:

	2007	2006
Net income	**374.482**	269.020
Weighted average number of shares	**450.000.000.000**	450.000.000.000
Net profit per share (full YTL)	**0,00083**	0,00060

Since the capital increase is utilized by the equity items and there is no cash injection, number of shares in the balance sheet date is used as the weighted average number of shares (Note 3.22).

There have been no other transactions involving ordinary shares or potential ordinary shares between the financial statement date and the date of approval of these financial statements.

Dividends

The Group distributed dividend in 2007, related with the year ended as of December 31, 2006, for a gross amount of full YTL 0,00085 per share, amounting to a total of YTL 107.931 including the payments to founders and members of board of directors (2006 – gross amount full YTL 0,00085 per share, total amount YTL 104.927 including the payments to founders and member of board of directors).

NOTE 43. CASH FLOW STATEMENT

Cash flow statement is separately represented in the complete set of consolidated financial statements.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 44. OTHER ISSUES

a) Joint Ventures

Summarized financial information about proportionally consolidated amounts included in the consolidated financial statements before consolidation adjustments and reclassifications are as follows:

	2007	2006
Current assets	**265.313**	203.780
Non-current assets	**577.495**	529.051
Total assets	**842.808**	732.831
Short-term liabilities	**208.384**	195.040
Long-term liabilities	**169.854**	102.534
Minority interest	**6.745**	8.720
Equity	**457.825**	426.537
Total liabilities and equity	**842.808**	732.831

	2007	2006
Net income / (loss)	**77.225**	47.448

b) Net Interest Income / (Expense)

	2007	2006
Interest income (Note 38)	**33.966**	29.900
Interest expense (Note 39)	**(85.935)**	(79.132)
Other expenses related to borrowings	**(3.444)**	(4.587)
	(55.413)	(53.819)

....